U-BX Technology Ltd.

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

January 28, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Matthew Crispino
Jan Woo

Re:	U-BX Technology Ltd.
Registration Statement No.1
Filed January 10, 2025
File No. 333-284216

Ladies and Gentlemen:

We are in receipt of the comment letter dated January 20, 2025 regarding U-BX Technology Ltd. (the “Company”, “U-BX Cayman” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amendment to the Registration Statement on Form F-1 (the “F-1”) is being submitted to accompany this letter. For your convenience, the Staff’s comment has been restated below and the Company’s response is set forth immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.:

Draft Registration Statement on Form F-1

General

1.	Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

RESPONSE: We have considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) 612.09, regarding whether a purported secondary offering is really a primary offering in which the selling shareholders are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the selling shareholders are not acting as underwriters or otherwise as conduits for the Company and that the resale of the shares of the Company’s ordinary shares to be registered by the Registration Statement is not an indirect primary offering being conducted by or on behalf of the Company.

Background.

On November 28, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with several investors for a private placement (the “Private Placement”) for the sale of ordinary shares, par value $0.0016 per share (the “Ordinary Shares”), and warrants for $4.00 per Ordinary Share and accompanying warrants for gross proceeds of $5.7 million (assuming the warrants are not exercised). In the Private Placement, we sold (i) 1,425,000 Ordinary Shares and (ii) warrants (the “Warrants”), which after adjustment pursuant to their terms, are for the purchase of21,375,000 Ordinary Shares (the “Warrant Shares”) at an exercise price of $0.80 per Ordinary Share or on an alternative cashless basis...

On January 10, 2025, we filed a registration statement on Form F-1 (the “Registration Statement”) for 14,400,000 Ordinary Shares, including up to 13,500,000 Warrant Shares, for resale by certain purchasers in the Private Placement (who are the selling shareholders in the Registration Statement).

Analysis.

In an effort to assist registrants in determining whether an offering by the selling shareholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides, in part:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the above factors mentioned in the last sentence of C&DI 612.09 is considered below.

Factor 1: How Long the Selling Shareholders Have Held the Shares.

Although the safe harbor provided by Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) indicates that a holding period of six months is, under certain circumstances, sufficient to evidence investment intent and avoid being characterized as an “underwriter,” the Commission has recognized that shorter holding periods do not negate investment intent. As described in CD&I Question 139.11, the Commission regularly permits issuers to register privately issued shares (or in the case of convertible securities, the convertible security itself) for resale promptly following, or even prior to, the closing of a private placement transaction:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities […] to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. […] There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

This interpretation indicates that the existence of registration rights and a short time between the issuance of the Ordinary Shares and Warrants and the filing date of the Registration Statement do not preclude the offering from being secondary in nature. The Private Placement of the Ordinary Shares and Warrants to the selling shareholders occurred prior to filing the Registration Statement and the selling shareholders bore market risk at the time of filing the Registration Statement. Although the selling shareholders had registration rights as part of the Private Placement, they still bear the market risk between the time of purchase and the time of effectiveness of the Registration Statement (which is up to 120 days under the terms of the Registration Rights Agreement granting the registration rights). This is more than a theoretical risk, as since December 3, 2024, the closing price of our Ordinary Shares on the Nasdaq Capital Market has not exceeded the closing price of $3.98 on the date of the Private Placement (for example, on January 23, 2025, the closing price was $3.08), Further, the selling shareholders purchased their Ordinary Shares at a set price/.

We are not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, we are not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering. The Company believes such a position would be inconsistent with C&DI Question 139.11 mentioned above, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

Finally, the selling shareholders participated in the Private Placement with the knowledge that they might not be able to exit their positions at a profit, and they provided representations in the Purchase Agreement that they purchased the securities with the intent to invest, rather than to effect a distribution, as an underwriter would have. The selling shareholders have already been subject to the full investment risk associated with ownership of the Company’s equity securities for almost two months, and even if the Registration Statement were immediately declared effective it may be several months or longer before the selling shareholders could resell all of the Shares which the Company is seeking to register. Accordingly, the selling shareholders cannot be compared to underwriters as underwriters (by definition) do not take long-term risk on an issuer’s equity securities.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares.

The selling shareholders acquired the Ordinary Shares and Warrants in a bona fide Private Placement transaction pursuant to an exemption from registration under Section 4(2) and Regulation S of the Securities Act. As part of the Private Placement, the selling shareholders and the Company entered into a registration rights agreement (the “Registration Rights Agreement”) to register the resale of the Ordinary Shares. Such registration rights are customary in private placements of this nature.

Section 2(c)(ii) of the Securities Act defines “underwriter” as any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. In the Securities Purchase Agreement, each selling shareholder made customary investment and private placement representations to the Company, including that (i) it is acquiring the Ordinary Shares and Warrants as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the Ordinary Shares and Warrants or the Warrant Shares, (ii) agrees that the Ordinary Shares and Warrants will contain restrictive legends when issued.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the selling shareholders have any plan to act in concert to effect a distribution of the Ordinary Shares. The selling shareholders purchased the securities in an arm’s length transaction in circumstances that do not indicate that they would be an underwriter. The Company is not aware of any selling shareholders being a broker dealer or being affiliated with a broker-dealer.

Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the selling shareholders has or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the selling shareholders have taken any actions to condition or prime the market for the potential resale of the Ordinary Shares.

Factor 3: The Selling Shareholders’ Relationship to the Company.

No selling shareholder has the power to control the Company or its affiliates. At no time has a selling shareholder been affiliated with, or to our knowledge, at no time has a selling shareholder acted as a securities broker-dealer or representative thereof.

Mr. Jian Chen, the Chief Executive Officer and Director of the Company, participated in the Private Placement and purchased 525,000 Shares and 1,575,000 Warrants to purchase up to 7,875,000 Warrant Shares at the Offering Price. The transaction was negotiated at arm’s length. Mr. Jian Chen’s investment was approved by the shareholders at the annual meeting of shareholders of the Company held on October 24, 2024 and by the Board of Directors on November 28, 2024. We are not registering any Ordinary Shares held by Mr. Chen in the F-1. The selling shareholders do not include Mr. Jian Chen.

Prior to entering into the Securities Purchase Agreement, the Company had no relationship with the selling shareholders. The selling shareholders were not provided with any control over the Company’s business pursuant to the Securities Purchase Agreement, neither the selling shareholders or any of their affiliates is an affiliate of the Company and each of the selling shareholders do not act as a financial advisor or fiduciary of the Company.

The registration rights granted to the selling shareholders under the Registration Rights Agreement are customary and are not indicative of any desire of the selling shareholders to sell or distribute the Ordinary Shares on behalf of the Company, or at all. The selling shareholders negotiated for such customary registration rights for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Absent the contractual obligation contained in the Purchase Agreement and Registration Rights Agreement, the Company would not be filing the Registration Statement.

The selling shareholders are not acting on the Company’s behalf with respect to the Ordinary Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the selling shareholders that would control the timing, nature or amount of resales of such shares following the effectiveness of the Registration Statement or whether the Ordinary Shares are ever resold at all under the Registration Statement.

Finally, the Company will not receive any of the proceeds from any resale of shares by the selling shareholders under the Registration Statement.

Factor 4: The Amount of Shares Involved.

The Company is seeking to register 14,400,000 Ordinary Shares, including up to 13,500,000 Warrant Shares. While the number of shares being registered are a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, we submit that undue weight should not be placed on this single factor. The Staff’s own interpretations support this position. Pursuant to C&DI 612.09, the number of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. In addition, Compliance and Disclosure Interpretation 612.12 describes a scenario in which a controlling holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, CDI 216.14, regarding the use of Form S-3 to effect a secondary offering, provides: “Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” The Company believes that these interpretive provisions make clear that a single holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling shareholder is acting as a conduit of the issuer. The Company notes that in this offering, each of the selling shareholders is well below that threshold, and no selling shareholder beneficially owns 10% or more of our Ordinary Shares.

In addition, the number of Ordinary Shares being registered is sum of such number of shares issued by the Company to the selling shareholders and the maximum number of shares that may be issued by the Company pursuant to the Warrants held by the selling shareholders. It is possible that the selling shareholders might not exercise the Warrants in full.

We also submit that emphasis solely on the number of shares being registered in relation to the shares outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting as valid many secondary offerings where a significant number of shares are being registered but the facts do not otherwise demonstrate that the selling shareholders are acting as a conduit for the issuer to effect a primary offering.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities.

Based on the information supplied to the Company by the selling shareholders, each of the selling shareholders is an individual. The Company is not aware of any selling shareholder being a broker dealer or being affiliated with a broker-dealer.

To the Company’s knowledge, the selling shareholders are not, nor have they ever been, in the business of underwriting securities. Accordingly, we believe that none of the features commonly associated with a person’s acting as an underwriter are present.

Factor 6: Whether Under all the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company.

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts support the conclusion that the selling shareholders are acting on their own behalf, and are motivated by their own self-interests, and are not acting as a conduit for the Company in connection with the offering of the Shares being registered under the Registration Statement.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of the Shares by the selling shareholders, as contemplated by the Registration Statement, should appropriately be classified as a valid secondary offering and not a primary offering, and, accordingly, the Company can rely on Rule 415(A)(1)(i) of the Securities Act for the offering of the Shares.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

By:	/s/ Jian Chen
Name:	Jian Chen
Title:	Chief Executive Officer

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